EXHIBIT 99.1

AMENDMENT TO THE ARTICLES OF ASSOCIATION (unofficial translation)

of

CNH Global N.V.

deed of 1 April 2003

Amsterdam

Brussel

Londen

Madrid

New York

Parijs

Rotterdam

NOTE: THIS IS A TRANSLATION INTO ENGLISH OF THE ARTICLES OF ASSOCIATION (“STATUTEN”) OF A DUTCH COMPANY LIMITED BY SHARES (“NAAMLOZE VENNOOTSCHAP”). IN THE EVENT OF A CONFLICT BETWEEN THE ENGLISH AND DUTCH TEXTS, THE DUTCH TEXT SHALL PREVAIL.

DE/cm/80032595/5

On this, first day of April two thousand three, appeared before me, Maitre Bart Theodoor Dérogée, civil-law notary in Rotterdam:
Mr Remco Nicolaas van der Veer, employed at the offices of me, civil law notary, located at 3014 DA Rotterdam, Weena 750, born at
’s-Hertogenbosch on the thirtieth day of July nineteen hundred seventy one.

The person appearing has declared that the general meeting of shareholders of the company limited by shares (naamloze vennootschap) CNH Global N.V., whose corporate seat is in Amsterdam and registered office at World Trade Center Amsterdam Airport, Schiphol Boulevard 217, 1118 BH Amsterdam, in its extraordinary general meeting of shareholders held on the twenty-seventh day of March two thousand three has resolved:

a.	to amend and restate the articles of association of the company as set forth hereinafter;

b.	to authorize him, the person appearing, to apply for the ministerial declaration of non-objection in respect of the draft of the present deed and after the obtaining thereof effect the amendment of the articles of association by the passing of a notarial deed.

The person appearing further declared that the said ministerial declaration of non-objection has been obtained as appears from the ministerial declaration, number N.V. 571.060, dated the thirteenth day of March two thousand three, which is hereto attached.
Implementing the aforesaid resolution the person appearing declared to amend and restate the articles of association of the company as follows:

ARTICLES OF ASSOCIATION

NAME AND CORPORATE SEAT

Article 1

1.	The name of the company is: CNH Global N.V.

2.	It has its corporate seat in Amsterdam.

OBJECTS

Article 2

The objects of the company are:

a.	to engage in, and/or to participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of agricultural and construction equipment;

b.	to engage in and/or to participate in and operate one or more companies engaged in any business, financial or otherwise, which the company may deem suitable to be carried on in conjunction with the foregoing;

c.	to render management and advisory services;

d.	to issue guarantees, provide security, warrant performance or in any other way assume liability for or in respect of obligations of group companies;

e.	to do anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in paragraphs a, b, c and d foregoing.

SHARE CAPITAL AND SHARES

Article 3

1.     The authorized share capital of the company amounts to one billion three hundred fifty million Euro (EUR 1,350,000,000.—), divided into four hundred million (400,000,000) common shares and two hundred million (200,000,000) Series A preference shares of two Euro and twenty-five Euro cent (€2.25) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean both common shares and Series A preference shares or the holders thereof, respectively.

2.     When shares are subscribed for, there shall be paid-up thereon the par value thereof and in addition, if the shares are subscribed at a higher amount, the difference between such amounts, without prejudice to the provision of article 2:80 paragraph 2 of the Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class.

3.     The Company shall not lend its co-operation to the issue of certificates of beneficial ownership (“certificaten van aandelen”) for shares in its share capital.

4.     The power to confer voting rights and rights as referred to in article 2:89 paragraph 4 of the Civil Code on those who have a right of pledge over shares is excluded.

5.     The Series A preference shares are convertible into common shares subject to the rate of conversion and the further terms and conditions the board of directors shall determine. The board of directors shall deposit the relevant resolution with the office of the Trade Register where the company has its corporate seat within eight days from its adoption.

6.     Simultaneous with each conversion of the Series A preference shares: (i) such number of unissued common shares as, upon conversion, will replace the Series A preference shares to be converted, will, subject to issuance to the extent necessary, be converted into issued common shares and the number of issued Series A preference shares to be converted, will, upon conversion, be converted into unissued Series A preference shares; and (ii) such portion of the share premium reserve as is attributable to the Series A preference shares to be converted, shall be carried to the share premium reserve attributable to the common shares.

7.     The conversion date of the Series A preference shares shall be: (i) the date defined in the resolution of the board of directors by which the terms and conditions of conversion are set; or (ii) the date of the execution of the deed of amendment of the articles of association of the company where an amendment of paragraph 1 of this article would be required for the purpose of a conversion, whichever is the later day (the “Conversion Date”).

8.     The board of directors shall notify the office of the Trade Register where the company has its corporate seat of any conversion pursuant to this article within eight days from the Conversion Date.

9.     Immediately upon a conversion pursuant to this article the board of directors shall enter the changes in the register of shareholders referred to in article 9 hereof.

ISSUE OF SHARES

Article 4

1.     The general meeting of shareholders or alternatively the board of directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any further issue of shares; the general meeting of shareholders shall, for as long as the designation of the board of directors for this purpose is in force, no longer have authority to decide on a further issue of shares.

2.     The general meeting of shareholders or the board of directors if so designated as provided in paragraph 1 above, shall decide on the price and the further terms and conditions of issue, with due observance of what has been provided in relation thereto in the law and in the articles of association.

3.     If the board of directors is designated to have authority to decide on a further issue of shares, such designation shall provide how many shares shall be allowed to be issued. When making such designation the duration thereof, which shall not be for more than five years, shall at the same time be resolved upon. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

4.     Within eight days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in paragraph 1 hereof the board of directors shall deposit the complete text of such resolution at the office of the Trade Register where the company has its corporate seat. Within eight days after each issue of shares the board of directors shall report the same to the office of such Trade Register stating the number of shares issued.

5.     What has been provided in the paragraphs 1 to 3 inclusive shall mutatis mutandis be applicable to the granting of rights to subscribe for shares but shall not be applicable to the issuing of shares to anyone who exercises a previously acquired right to subscribe for shares.

6.     The shares shall be paid-up in cash unless another form of contribution — subject to the provision of Article 2:80b of the Civil Code — has been agreed upon. When the shares are paid up in cash, payment shall be made in Dutch currency or, subject to the provision of Article 2:80a paragraphs 2 and 3 of the Civil Code, in foreign currency.

7.     The board of directors is expressly authorized to enter into the legal acts referred to in article 2:94 of the Civil Code, without the prior consent of the general meeting of shareholders.

RIGHT OF PREFERENCE

Article 5

1.     In the event of an issue of shares of any class every holder of shares of that class shall have a right of preference with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such right of preference shall exist in respect of shares to be issued to employees of the company or of a group company pursuant to any option plan of the company.

2.     A shareholder shall have no right of preference for shares that are issued against a non-cash contribution.

3.     The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and within which time limit the right of preference may be exercised.

4.     The company shall give notice of an issue of shares that is subject to a right of preference and of the period during which such right may be exercised, by announcement in the State Gazette and as provided in article 16 paragraph 4 hereof.

5.     The right of preference may be exercised during at least two weeks after the announcement.

6.     The right of preference may be limited or excluded by resolution of the general meeting of shareholders or resolution of the board of directors if it has been designated to do so by the general meeting of shareholders provided the board of directors has also been authorized to resolve on the issue of shares of the company. In the proposal to the general meeting of shareholders in respect thereof the reasons for the proposal and the choice of the intended price of issue shall be explained in writing.

With respect to the designation the provisions of the last three sentences of paragraph 3 of article 4 shall apply mutatis mutandis.

7.     For a resolution of the general meeting of shareholders to limit or exclude the right of preference or to designate the board of directors as authorized to do so, a majority is required of at least two thirds of the votes cast, if in the general meeting less than one half of the issued share capital is represented.

Within eight days from the resolution the board of directors shall deposit a complete text thereof at the office of the Trade Register.

8.     When rights are granted to subscribe for shares the shareholders shall have a right of preference; what has been provided hereinbefore in this article shall be applicable mutatis mutandis. Shareholders shall have no right of preference in respect of shares that are issued to anyone who exercises a previously acquired right.

ACQUISITION AND TRANSFER BY THE COMPANY OF SHARES IN ITS OWN SHARE CAPITAL

Article 6

1.     The company shall have authority to acquire fully paid-up shares in its own share capital, for no consideration or for value, if:

a.	the general meeting of shareholders has authorized the board of directors to make such acquisition and with the authorization — which shall be valid for no more than eighteen months — has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set; and

b.	the company’s equity, after deduction of the price of acquisition, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

c.	the aggregate par value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one tenth of the aggregate par value of the issued share capital.

The company’s equity as shown in the last confirmed and adopted balance sheet, after deduction of the price of acquisition for shares in the share capital of the company and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for what has been provided under item b above. If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.

2.     Any acquisition by the company of shares that have not been fully paid up shall be void.

3.     Shares as referred to in this article shall include certificates of beneficial ownership.

REDUCTION OF THE ISSUED SHARE CAPITAL

Article 7

1.     The general meeting of shareholders shall have power to pass a resolution to reduce the issued share capital by the cancellation of shares or by reducing the amount of the shares by means of an amendment to the company’s Articles of Association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

2.     A resolution to cancel shares may only relate to shares in its own share capital, that are being held by the company itself or of which it holds the certificates of beneficial ownership.

3.     Any reduction of the nominal amount of shares without redemption must be made pro rata on all shares of the same class.

4.     A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal amount of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the preference shares only. The pro rata requirement may be waived with the consent of all the shareholders concerned.

5.     For a resolution to reduce the capital a majority of at least two-thirds of the votes cast shall be required, if less than one half of the issued capital is represented at the meeting.

6.     The notice convening a meeting at which a resolution, as mentioned in this article, is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto.

The second, third and fourth paragraphs of Article 2:123 of the Civil Code shall mutatis mutandis be applicable.

7.     The company shall deposit the resolutions referred to in paragraph 1 of this article at the office of the Trade Register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Article 2:100, paragraphs 2 and 6 inclusive of the Civil Code shall be applicable to the company.

SHARES AND SHARE CERTIFICATES

Article 8

1.     The shares shall be registered shares and they shall for each class be numbered and may also be provided with letters as the board of directors shall determine.

2.     The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board shall determine, which certificates are exchangeable at the request of the shareholder.

3.     Share certificates shall not be provided with a set of dividend coupons and a talon.

4.     Each share certificate carries the number(s) and letter(s), if any, of the share(s) in respect of which they were issued.

5.     The exchange referred to in paragraph 2 shall be free of charge.

6.     Share certificates shall be signed by a member of the board of directors. The board of directors may resolve that the signature shall be replaced by a facsimile signature.

7.     The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

8.     On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.

The costs of the issue of replacement share certificates may be charged to the applicant. By the issue of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers and letters of the documents they replace.

REGISTER OF SHAREHOLDERS

Article 9

1.     The board of directors shall keep a register of shareholders in which the name and address of each shareholder shall be entered, recording the amount paid-up on each share, as well as, in so far as applicable, the further particulars referred to in Article 2:85 of the Civil Code.

2.     The board of directors shall be authorized to keep a part of the register outside the Netherlands if required to comply with applicable foreign legislation or the rules of the stock exchange where the shares of the company are listed.

3.     The board of directors shall determine the form and contents of the register with due observance of the provisions of paragraphs 1 and 2 hereof.

4.     Every entry in the register shall be signed by a member of the board of directors; the register shall be kept regularly up to date.

5.     Upon request the board of directors shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares free of charge with an extract from the register in respect of their rights to a share.

6.     The board of directors shall be authorized to provide the authorities with information and data contained in the register of shareholders or have the same inspected to the extent that this is requested to comply with applicable foreign legislation or rules of the stock exchange where the company’s shares are listed.

TRANSFER OF SHARES

Article 10.

The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in paragraph 2. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

2.     If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer.

The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

MANAGEMENT

Article 11

1.     The company shall have a board of directors, consisting of one or more members.

2.     The chairman of the board of directors shall fix the number of the directors. If the office of the chairman is vacated the number shall be fixed by the board itself.

3.     The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss every one of the directors.

4.     The chairman of the board of directors may fix a remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefore.

Article 12

1.     The board of directors shall, subject to the limitations contained in these Articles of Association, be in charge of the management of the company.

2.     The board of directors shall, from among their number, appoint a chairman, and shall have power to appoint a co-chairman, a chief executive officer and one or more presidents and vice-presidents.

The board of directors shall furthermore have power to appoint a secretary of the board of directors.

The office of chairman and chief executive officer shall be capable of being held by one and the same person.

3.     The board of directors shall draw up board regulations to deal with matters that concern the board internally.

The regulations may include an allocation of tasks amongst the directors and the chairman and the co-chairman and may provide for delegation of powers.

The regulations shall contain provisions concerning the manner meetings of the board of directors are called and held. These meetings may be held by telephone conference or video conference, provided all participating directors can hear each other simultaneously.

4.     The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present at the board meeting or be represented thereat.

5.     A member of the board of directors may only be represented by a co-member of the board authorized in writing.

The expression in writing shall include any message transmitted by current means of communication and received in writing.

A member of the board of directors may not act as proxy for more than one co-member.

6.     All resolutions shall be adopted by the favourable vote of the majority of the directors present or represented at the meeting. Each director shall have one vote.

If there is a tie in a vote, the chairman of the board of directors shall have a casting vote.

7.     The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way. A resolution shall in this case be adopted if the majority of all directors shall have expressed themselves in favour of the resolution concerned. The provision of the second sentence of paragraph 5 shall apply mutatis mutandis.

8.     If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the remaining directors or the remaining director shall temporarily be vested with the entire management. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall every year appoint for that purpose.

COMMITTEES

Article 13

The board of directors shall have power to appoint committees, composed of directors and officers of the company and of group companies. The board of directors shall determine their duties and powers.

REPRESENTATION

Article 14

1.     The general authority to represent the company shall be vested in the board of directors, the chairman, the co-chairman and the chief executive officer severally.

The board of directors may also confer authority to represent the company, jointly or severally, to any one or more directors and/or officers of the company who would thereby be granted powers of representation with respect to such acts or categories of acts as the board may determine and shall notify to the Trade Register.

2.     Where a director has an interest which conflicts with the interest of the company, directly or indirectly, the board of directors, the chairman, the co-chairman and the chief executive officer severally may nevertheless represent the company.

INDEMNITY

Article 15

The company shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defence of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a former director or officer of the company, or of such other company, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

GENERAL MEETING OF SHAREHOLDERS

Article 16

1.     At least one general meeting of shareholders shall be held every year, which meeting shall be held within six months after the close of the financial year.

2.     Furthermore, general meetings of shareholders shall be held in the case referred to in article 2:108a of the Civil Code and as often as the board of directors, the chairman or co-chairman of the board or the chief executive officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

3.     The board of directors shall have the obligation to call a general meeting of shareholders, if one or more of those having the right to vote who hold, as between them, at least ten percent of the issued share capital make a request in writing to the board to that effect, stating the matters to be dealt with.

If the board of directors fails in that event to call a meeting, in such a way that it is held within six weeks after the aforesaid request has been received, then every one of those who have made such a request shall be entitled himself to call such a meeting, subject to due observance of what has been provided thereon in these Articles of Association.

4.     General meetings of shareholders shall be held in Amsterdam, Schiphol Airport, Rotterdam, or The Hague, and shall be called by the board of directors, the chairman or the co-chairman of the board or the chief executive officer, by means of publication of a notice to that effect in a nationally distributed daily newspaper and in such other manner as may be required to comply with applicable stock exchange regulations, not later than on the fifteenth day prior to the meeting.

Additionally the board of directors shall give notice of the meeting to the shareholders by letter, cable, telex or telefax to be sent to the addresses recorded in the register of shareholders at least fifteen days prior to the meeting.

5.     The notice shall state the place, date and hour of the meeting and the agenda of the meeting or shall state that the shareholders and all other persons who shall have the statutory right to attend the meeting may inspect the same at the office of the company and at such other place(s) as the board of directors shall determine.

6.     The agenda shall contain such subjects as the person(s) convening the meeting shall decide, and furthermore such other subjects as one or more of those having the right to vote who hold, as between them, at least ten percent of the issued capital, have so requested the board of directors in writing at least seven days before the date on which the meeting is convened.

7.     When convening a general meeting of shareholders, the board of directors may determine that, for the purpose of this article 16 and article 17 hereof, as persons with the right to vote or attend meetings shall be considered those persons who have these rights at a date to be specified in the notice of the meeting (the “record date”) and are registered as such in the register of shareholders if they are shareholders and in a register to be designated by the board of directors for such purpose if they are not shareholders, irrespective whether they will have these rights at the date of the meeting. The record date may not be set earlier than on the seventh day prior to the meeting.

The notice of the meeting shall further state the manner and the place where others than the shareholders who are permitted by law to attend the meeting must deposit documentary evidence of their right to attend and the day on which this must take place at the latest which day may not be set earlier than on the seventh day prior to the meeting. If the board of directors has specified a record date the persons who have made the deposit shall be registered in the register referred to hereinbefore.

8.     If a proposal to amend the company’s Articles of Association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company, as from the day the meeting of shareholders is called until after the close of that meeting, and each of them shall be entitled, upon his request, to obtain a copy thereof, without charge.

Article 17

1.     The general meeting of shareholders shall be presided over by the chairman of the board of directors or, in his absence, by the co-chairman or in the absence of the latter by the person chosen by the board of directors to act as chairman for such meeting.

2.     One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

3.     If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each director shall at all times have power to give instructions for having an official notarial record made at the company’s expense.

4.     Shareholders and those permitted by law to attend the meetings may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings.

The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

5.     The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

6.     The chairman may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting.

7.     Every share shall confer the right to cast one vote.

8.     All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.

As long as there are Series A preference shares issued and outstanding, resolutions to amend the provisions of this article 17(8) as well as the articles 3(5), 20(2), 20(8), 20(9), 20(10) and 2 l(4) of these articles of association, in as much as they relate to Series A preference shares, may only be passed by a majority representing at least ninety-five per cent (95%) of the company’s issued and outstanding share capital.

Blank votes shall not be counted as votes cast.

9.     No voting rights shall be exercised in the general meeting of shareholders for shares owned by the company or by a subsidiary of the company; likewise no voting rights shall be exercised for shares of which the certificates of beneficial ownership are held by the company or the subsidiary. Usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the company or a subsidiary.

AUDIT

Article 18

1.     The general meeting of shareholders shall appoint an accountant as referred to in Article 2:393 of the Civil Code, to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

2.     If the general meeting fails to appoint the accountant as referred to in paragraph 1 of this article, this appointment shall be made by the board of directors.

3.     The appointment provided for in paragraph 1 may at all times be cancelled by the general meeting and if the appointment has been made by the board of directors, also by the board of directors.

FINANCIAL YEAR, ANNUAL ACCOUNTS AND DISTRIBUTION OF PROFITS

Article 19

1.     The financial year of the company shall coincide with the calendar year.

2.     The board of directors shall annually close the books of the company as at the last day of every financial year and shall within five months thereafter — subject to any extension of this time limit up to a maximum extension of six months, by the general meeting by reason of special circumstances — draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes, and shall within that period make these documents available to the shareholders for inspection at the offices of the company. The board of directors shall within that period similarly make the annual report available to shareholders for inspection.

3.     If the activity of the company or the international structure of its group justifies the same, its annual accounts or only its consolidated accounts may be prepared in a foreign currency.

4.     The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.

5.     The company shall ensure that the annual accounts, the annual report and the particulars to be added in accordance with article 2:392 paragraph 1 of the Civil Code are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called. The shareholders and those who are permitted by law to attend the meetings of shareholders shall be enabled there to inspect these documents and to obtain copies thereof free of charge.

6.     The general meeting of shareholders shall adopt the annual accounts.

Article 20

1.     From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the general meeting of shareholders may determine, subject to a proposal of the board of directors in this respect.

2.     The profits remaining thereafter shall, if possible, first be applied to distribute in respect of the Series A preference shares that percent of the sum of their nominal amount and the share premium reserve relating to the Series A preference shares, as specified in the board resolution referred to in article 3 paragraph 5 hereof, provided however that no dividends shall be distributed in respect of the Series A preference shares for the financial years two thousand three and two thousand four. Dividends in respect of Series A preference shares will not be cumulative.

3.     Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8.

4.     The general meeting of shareholders may declare and pay dividends in United States Dollars or in shares of the company or in the form of a combination thereof.

5.     The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the company itself for shares that the company holds in its own share capital.

6.     The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

7.     The board of directors shall have power to declare one or more interim dividends, provided that the requirements of the fifth paragraph hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in article 2:105 paragraph 4 of the Civil Code.

The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis:

8.     The board of directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

9.     The resolution of the general meeting of shareholders to reduce the capital of the Series A preference shares or apply the share premium reserve attributable to the Series A preference shares to recoup losses the company has suffered, requires the prior approval of all holders of the Series A preference shares.

10.     Dividends and other distributions of profit shall be made payable in the manner and at such date(s) — within four weeks after declaration thereof — and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends or dividends in respect of Series A preference shares, the board of directors shall determine, provided however that the board of directors shall have the right to determine that each payment of annual dividends in respect of Series A preference shares be deferred for a period not exceeding five consecutive annual periods in which case payment of dividends in respect of common shares for the relevant financial year will be deferred for the same period.

11.     Dividends and other distributions of profit, which have not been collected within six years after the same have become payable, shall become the property of the company.

DISSOLUTION AND WINDING-UP

Article 21

1.     In the event a resolution is passed to dissolve the company, the company shall be wound-up by the board of directors, unless the general meeting of shareholders should resolve otherwise.

2.     The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

3.     Until the winding-up of the company has been completed, these Articles of association shall to the extent possible, remain in full force and effect.

4.     Whatever remains of the company’s equity after all its debts have been discharged shall first be applied to distribute to the holders of Series A preference shares the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A preference shares. Any remaining assets shall be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares and, if only Series A preference shares are issued and outstanding, to the holders of Series A preference shares in proportion to aggregate nominal amount of Series A preference shares. No liquidation distribution may be made to the company itself for shares that the company holds in its own share capital.

5.     After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.

REVERSE SPLIT-UP

The person appearing further declared that pursuant to the present amendment of the articles of association each number of five (5) common shares of forty-five Euro cent (€0.45) held by any shareholder of the company is converted into one (1) share of two Euro and twenty-five Euro cent (€2.25).

FINAL STATEMENT

The person appearing finally declared that at the date of the execution of the present deed the issued capital of the company amounts to two hundred ninety-six million hundred forty-five thousand three hundred fifty-five Euro and fifty Euro cent (€296,145,355.50), divided into one hundred thirty-one million six hundred twenty thousand and hundred fifty-eight (131,620,158) common shares of two Euro and twenty-five Euro cent (€2.25) each.

CONCLUSION

The person appearing is known to me, civil-law notary.

This deed was executed in Rotterdam on the date mentioned in its heading.

After I, civil-law notary, had conveyed and explained the contents of the deed in substance to the person appearing, he declared that he had taken note of the contents of the deed and did not wish it to be read out in full.

Following a partial reading, the deed was signed by the person appearing and me, civil law notary.